02053248

VF 10-2-02

ITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED SEP 26 2002 WASH, D.C. 164 SECTION PROCESSING

SEC FILE NUMBER
8-052139

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YORK STOCKBROKERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 5TH AVENUE, 6TH FLOOR
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JONATHAN TAYLOR (212) 453-2541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPIELMAN KOENIGSBERG & PARKER, LLP
(Name – *if individual, state last, first, middle name*)

888 7TH AVENUE, 35TH FLOOR	NEW YORK	NY	10106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
P OCT 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JONATHAN TAYLOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPIELMAN KOENIGSBERG & PARKER, LLP, as of JUNE 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR

Title

9/19/02

Notary Public

RENEE HANERFELD
Notary Public, State of New York
No. 03-4868233
Qualified in Kings County
Commission Expires Jan. 26, 2003

This report ** contains (check all applicable boxes):

- XX ☒ (a) Facing Page.
- XX ☒ (b) Statement of Financial Condition.
- XX ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- XX ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YORK STOCKBROKERS, INC.

TABLE OF CONTENTS

For the Years Ended June 30, 2002 and 2001

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106
Phone: 212 489 5200
Fax: 212 489 5217

Independent Auditors' Report

To the Board of Directors
York Stockbrokers, Inc.:

We have audited the accompanying statement of financial condition of York Stockbrokers, Inc. as of June 30, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of York Stockbrokers, Inc. as of June 30, 2001, were audited by other auditors whose report dated August 8, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of York Stockbrokers, Inc. as of June 30, 2002 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule on page eleven is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Spielman Koenigsberg & Parker LLP

July 18, 2002

YORK STOCKBROKERS, INC.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2002 and 2001

	2002	2001
Assets		
Current		
Cash and cash equivalents	$ 125,017	$ 65,238
Due from brokers	10,454	26,167
Commissions receivable	10,542	9,549
License fees receivable	22,500	4,500
Total current assets	168,513	105,454
Fixed assets, net of accumulated depreciation of $52,154 and 20,181, respectively	326,333	179,768
Securities owned	13,000	13,000
Clearing deposit	25,000	25,000
Total assets	$ 532,846	$ 323,222
Liabilities		
Current		
Accounts payable and accrued expenses	$ 43,341	$ 38,817
Deferred rent	5,051	2,043
Total liabilities	48,392	40,860
Stockholders' equity		
Common stock, no par value; 1,000 shares authorized, 1 share issued and outstanding	1,000	1,000
Additional paid-in capital	689,000	489,000
Accumulated deficit	(205,546)	(207,638)
Total stockholders' equity	484,454	282,362
Total liabilities and stockholders' equity	$ 532,846	$ 323,222

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENTS OF OPERATIONS

For the Years Ended June 30, 2002 and 2001

	2002	2001
Revenue		
Commission income	$ 1,133,188	$ 237,669
License fee income	18,000	6,000
Service fee income	6,000	57,000
Interest and dividend income	5,470	1,412
Total revenue	1,162,658	302,081
Expenses		
Salaries and related taxes	580,819	21,655
General and administrative	244,541	262,403
Professional fees	133,916	50,665
Equipment leasing	65,724	22,240
Travel and entertainment	34,965	18,531
Regulatory fees	33,844	40,576
Depreciation and amortization	31,973	20,181
Insurance	16,397	7,838
Clearing and floor brokerage fees	16,126	12,050
Corporate taxes	2,133	
Interest charges	128	304
Total expenses	1,160,566	456,443
Net income (loss)	$ 2,092	$ (154,362)

The accompanying notes are an integral
part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended June 30, 2002 and 2001

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, June 30, 2000	1	$ 1,000	$ 199,000	$ (53,276)	$ 146,724
Capital contributions			290,000		290,000
Net loss	–			(154,362)	(154,362)
Balance, June 30, 2001	1	1,000	489,000	(207,638)	282,362
Capital contributions			200,000		200,000
Net income	–			2,092	2,092
Balance, June 30, 2002	1	$ 1,000	$ 689,000	$ (205,546)	$ 484,454

The accompanying notes are an integral part of these financial statements.

YORK STOCKBROKERS, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended June 30, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income (loss)	$ 2,092	$ (154,362)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	31,973	20,181
(Increase) decrease in:		
Due from brokers	15,713	(26,167)
Commissions receivable	(993)	(9,549)
License fees receivable	(18,000)	(4,500)
Securities owned		(13,000)
Clearing deposit		(25,000)
Increase (decrease) in:		
Accounts payable and accrued expenses	4,524	32,652
Deferred expenses	3,008	
Net cash provided by (used in) operating activities	38,317	(179,745)
Cash flows from investing activities:		
Purchases of fixed assets	(225,538)	(192,611)
Disposal of fixed assets	47,000	
Net cash used in investing activities	(178,538)	(192,611)
Cash flows from financing activities:		
Capital contributions	200,000	290,000
Net cash provided by financing activities	200,000	290,000
Net increase (decrease) in cash	59,779	(82,356)
Cash and cash equivalents, beginning of year	65,238	147,594
Cash and cash equivalents, end of year	$ 125,017	$ 65,238

The accompanying notes are an integral
part of these financial statements.

YORK STOCKBROKERS, INC.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended June 30, 2002 and 2001

1. Organization

York Stockbrokers, Inc. ("YSI" or the "Company") is a Delaware corporation that was formed on June 17, 1999. Effective June 15, 2000, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the National Association of Securities Dealers, Inc. The Company is currently engaged in various types of businesses, such as selling corporate debt securities, corporate equity securities, over-the-counter stocks and government securities. The Company also effects, on behalf of clients, transactions in commodity futures, commodities, and commodity options. The Company is registered with the National Futures Association.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid instruments with a maturity of three months or less.

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Fixed assets at June 30, 2002 and 2001 consist of the following:

	2002	2001
Leasehold improvements	$ 358,885	$ 195,352
Computer equipment	10,702	4,597
Furniture and fixtures	8,400	
Nondepreciable assets	500	
	378,487	199,949
Less: accumulated depreciation	(52,154)	(20,181)
	$ 326,333	$ 179,768

Revenue and Expense Recognition

The Company records commission revenue and related expenses on a trade date basis.

Income Taxes

Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." As required under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period of the tax change.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Reclassifications

Certain amounts in the 2001 financial statements have been reclassified in order to conform with the 2002 presentation.

3. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

As a securities broker/dealer, the Company engaged in various brokerage activities on an agency basis. As a non-clearing broker, the Company has their own and customers' transactions cleared through other broker dealers pursuant to fully disclosed clearance agreements. Nonperformance by its customers in fulfilling their contractual obligation pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss. Substantially all of the Company's cash is held at clearing brokers and other financial institutions. Recognizing the concentration of credit risk that this implies, the Company utilizes clearing brokers that are highly capitalized.

4. Commissions Receivable

The receivables represent commissions earned, and not yet received, on June trades, settling in July.

5. License Fees Receivable

The receivable represents income earned from two separate companies under a License Agreement, whereas YSI grants each licensee the right to use the Company's desk space. This space shall be used by the licensee solely for administrative office purposes relating to its business. The Company charges each licensee a monthly fee of $750. As of June 30, 2002, the receivable balance is $22,500, which consists of fifteen months of licensing fees for each licensee. As of June 30, 2001, the receivable balance was $4,500. These licenses expire on March 21, 2003.

6. Securities Owned

Securities not readily marketable include securities for which there is no market on a securities exchange.

At June 30, 2002, these securities, at cost, which approximates fair value, total $13,000.

7. Clearing Deposit

The clearing deposit consists of money deposited into a capital account with the Company's clearing firm, Pershing, a Division of Donaldson, Lufkin & Jenrette. As of June 30, 2002, the balance is $25,000.

8. Net Capital Requirements

The company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and aggregate indebtedness change from day to day, but as of June 30, 2002 the Company had net capital of $122,621, which was $117,621 in excess of SEC required net capital of $5,000. As of June 30, 2001 the Company had net capital of $85,094, which was $79,986 in excess of SEC required net capital of $5,108.

9. Commitments and Contingencies

The Company rents its offices in its own name, in which the underlying lease provides for rent escalations. As required by SFAS No. 13, "Accounting for Leases," the Company amortizes its rent expense on a straight-line basis over the life of the related lease. Minimum lease obligations under non-cancelable leases at June 30, 2002 are approximately, as follows, for the years ended June 30:

2003	$ 104,652
2004	106,704
2005	26,676
	$ 238,032

As of May 2001, the Company leases flat panel screens, used for real-time stock exchange information, under an agreement with Bloomberg L.P. The lease expires in June 2004, but can be terminated with 60 days written notice in which case the Company will be liable for 50% of the charges to the end of the period. Minimum monthly lease payments are $1,640.

10. Related Party Transactions

Under service agreements, the Company charged a monthly fee of $3,000 each to two of its affiliates, York Stockbrokers Corp., ("YSC") and York Stockbrokers, Ltd. ("YSL") for the use of staff services. For the years ended June 30, 2002 and 2001, the amounts charged were $6,000 and $57,000, respectively.

Under the Company's lease agreement for its office space, there is a $115,000 security deposit, which was paid by an affiliate, YSL, a London based company.

The Company leased office equipment from YSL under a lease agreement that was terminated in October 2002. Total lease expense was $16,333 and $22,240 in 2002 and 2001, respectively. In 2002, the Company purchased all the fixtures, fittings and IT equipment included in the lease at a total cost of $160,460.

The company purchased artwork from Nicholas Walker, Senior Vice President, for $47,500 during 2002. Also in 2002, the Company sold artwork for $47,000 to York Art Ltd.

Management represents that all transactions with affiliates are made at arms-length.

11. Income Taxes

At June 30, 2002, the Company had federal net operating loss carryforwards of $155,377. The net operating losses will expire in the various years through June 30, 2016. The Company also had state net operating loss carryforwards in the state in which it operates.

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax purposes. The Company has a net deferred tax asset at June 30, 2002 of $52,286. The temporary differences that give rise to the deferred tax asset are net operating losses and the book to the tax differences for depreciation. A valuation allowance has been established to reduce this net deferred asset to zero based upon the uncertainty regarding realization of such tax benefits in future periods.

12. Liabilities Subordinated to General Creditors

The Company has no liabilities subordinated to general creditors.

13. Subsequent Event

The Company has submitted documentation to certain regulatory agencies in regards to a change in its ownership structure. The changes would result in the Company being 100% owned by York Group Limited which is 100% owned by York Trust, an Isle of Man Employee Benefit Trust.

SUPPLEMENTARY INFORMATION

YORK STOCKBROKERS, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

For the Year Ended June 30, 2002

Stockholders' equity	$ 484,454
Less: nonallowable assets:	
Fixed assets, net	326,333
Securities owned	13,000
License fees receivable	22,500
	361,833
Net capital	122,621
Computation of basic net capital requirement:	
Minimum net capital requirement (greater of 6⅔ % or aggregate indebtedness of $5,000)	5,000
Capital in excess of minimum requirement	$ 117,621
Aggregate indebtedness	$ 47,577
Ratio of aggregate indebtedness to net capital.	.39:1

There were no material differences between the computation of net capital in the above schedule and the amount reported in the Company's unaudited Form X-17A5, Part IIA filing as of June 30, 2002.

The accompanying notes are an integral part of these financial statements.

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106
Phone: 212 489 5200
Fax: 212 489 5217

Independent Auditors' Report on Internal Control Structure

Board of Directors
York Stockbrokers, Inc.

In planning and performing our audit of the financial statements of York Stockbrokers, Inc. (the "Company") for the year ended June 30 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to our attention indicating such conditions had not been complied with during the year.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraphs.

Independent Auditors' Report on Internal Control Structure (continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of York Stockbrokers, Inc. to achieve all of the divisions or duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Spielman Koenigsberg & Parker LLP

July 18, 2002

September 10, 2002

NASD

Mr. Jonathan Taylor
York Stockbrokers, Inc.
610 5th Avenue, 6th Floor
New York, New York 10019

Dear Mr. Taylor:

This acknowledges receipt of your June 30, 2002, annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The audit report that was submitted appears deficient in that it did not contain the following:

1). A Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding Unauthorized Part II or Part IIA, if material differences existed,

Or

If no material differences existed, a statement so stating. *SEC Rule 17a-5(d)(4)*

Therefore, based on the abovementioned, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately submit copies of all above requested documents to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

You are requested to submit your response by September 24, 2002. If you have any questions, please contact the undersigned at (212) 858-4232.

Sincerely,

Robyn Bifone

Robyn Bifone
Senior Compliance Examiner
RB:jr

Cc: Spielman Koenigsberg & Parker, LLP

YORK STOCKBROKERS, INC.

FINANCIAL STATEMENTS

June 30, 2002 and 2001

(With Independent Auditors' Report)